Exhibit 99.7
CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Baytex Energy Trust (the “Company”) on Form 40-F for the fiscal year ended December 31, 2007, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, W. Derek Aylesworth, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

1.	The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated:                      March 28, 2008                                                                BAYTEX ENERGY TRUST

By:  Baytex Energy Ltd.

(signed) "W. Derek Aylesworth"
                                                                                                 Name:W. Derek Aylesworth, CA
                                                                                                Title:Chief Financial Officer